Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Nine Months Ended September 30, 2012 and 2011 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2012 and 2011, and the related statements of operations and cash flows for the nine months then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China.  A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

As discussed in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting.  The aggregate carrying values of the equity method investees were NT$10,027,685 thousand and NT$10,531,399 thousand as of September 30, 2012 and 2011, respectively, and the equity in earnings were NT$996,456 thousand and NT$1,296,960 thousand for the nine months ended September 30, 2012 and 2011, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the nine months ended September 30, 2012 and 2011, and have issued a qualified review report.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

October 26, 2012

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$32,910,580	8	$44,356,013	11
Financial assets at fair value through profit or loss (Notes 2 and 5)	32,393	—	191	—
Available-for-sale financial assets (Notes 2 and 6)	2,177,956	—	1,945,808	1
Held-to-maturity financial assets (Notes 2 and 7)	2,981,338	1	1,621,912	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $823,620 thousand in 2012 and $2,435,721 thousand in 2011 (Notes 2 and 8)	22,933,171	6	20,334,764	5
Receivables from related parties (Note 23)	382,536	—	356,250	—
Other monetary assets (Note 9)	2,704,346	1	1,721,905	—
Inventories (Notes 2 and 10)	734,428	—	833,207	—
Deferred income tax assets (Notes 2 and 20)	50,016	—	105,537	—
Other current assets (Notes 11 and 23)	8,347,094	2	7,067,465	2

Total current assets	73,253,858	18	78,343,052	19

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	11,451,598	3	11,884,135	3
Financial assets carried at cost (Notes 2 and 13)	2,253,915	1	2,315,474	1
Available-for-sale financial assets (Notes 2 and 6)	3,229,371	1	—	—
Held-to-maturity financial assets (Notes 2 and 7)	14,005,461	3	12,681,837	3
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	31,940,345	8	27,881,446	7

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,432,096	25	101,271,671	25
Land improvements	1,576,513	—	1,552,425	—
Buildings	65,989,251	16	65,837,626	16
Computer equipment	14,463,955	3	13,989,733	3
Telecommunications equipment	661,561,151	161	646,750,820	156
Transportation equipment	3,025,838	1	2,404,209	1
Miscellaneous equipment	6,649,235	2	6,420,513	2
Total cost	854,698,039	208	838,226,997	203
Revaluation increment on land	5,762,418	1	5,762,611	1
	860,460,457	209	843,989,608	204
Less: Accumulated depreciation	581,452,784	141	563,642,459	136
Less: Accumulated impairment	1,257,050	1	—	—
	277,750,623	67	280,347,149	68
Construction in progress and advances related to acquisitions of equipment	16,449,482	4	14,210,089	3

Property, plant and equipment, net	294,200,105	71	294,557,238	71

INTANGIBLE ASSETS (Note 2)
3G concession	4,678,805	1	5,427,414	1
Other	838,149	—	488,880	—

Total intangible assets	5,516,954	1	5,916,294	1

OTHER ASSETS
Idle assets (Notes 2 and 15)	874,581	—	878,896	—
Refundable deposits	1,598,064	1	1,556,911	1
Deferred income tax assets (Notes 2 and 20)	269,856	—	408,279	—
Others (Note 23)	4,035,255	1	4,094,808	1

Total other assets	6,777,756	2	6,938,894	2

TOTAL	$411,689,018	100	$413,636,924	100

	2012		2011
	Amount	%	Amount	%

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$—	—	$82,269	—
Trade notes and accounts payable	9,929,850	2	8,479,191	2
Payables to related parties (Note 23)	2,681,207	1	2,419,361	1
Income tax payable (Notes 2 and 20)	1,340,777	—	1,761,326	—
Accrued expenses (Note 16)	12,237,350	3	12,544,444	3
Other current liabilities (Note 17)	18,342,459	5	19,488,168	5

Total current liabilities	44,531,643	11	44,774,759	11

DEFERRED INCOME	2,585,200	—	2,546,147	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,525,485	1	1,405,075	1
Customers’ deposits (Note 23)	4,814,809	1	5,060,655	1
Deferred credit - profit on intercompany transactions (Note 23)	246,286	—	746,432	—
Others	346,397	—	273,876	—

Total other liabilities	6,932,977	2	7,486,038	2

Total liabilities	54,144,806	13	54,901,930	13

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares	77,574,465	19	77,574,465	19
Additional paid-in capital
Capital surplus	169,496,289	41	169,496,289	41
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	33,073	—	26,460	—
Total additional paid-in capital	169,542,532	41	169,535,919	41
Retained earnings
Legal reserve	70,828,983	17	66,122,145	16
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	30,957,835	7	37,065,672	9
Total retained earnings	104,462,712	25	105,863,711	26
Other adjustments
Cumulative translation adjustments	(72,172)	—	(25,363)	—
Unrecognized net loss of pension	(35,786)	—	(40,617)	—
Unrealized gain on financial instruments	311,879	—	64,050	—
Unrealized revaluation increment	5,760,582	2	5,762,829	1
Total other adjustments	5,964,503	2	5,760,899	1

Total stockholders’ equity	357,544,212	87	358,734,994	87

TOTAL	$411,689,018	100	$413,636,924	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 26, 2012)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

NET REVENUES (Note 23)	$141,596,628	100	$144,570,239	100

OPERATING COSTS (Note 23)	80,170,075	57	79,338,706	55

GROSS PROFIT	61,426,553	43	65,231,533	45

OPERATING EXPENSES (Note 23)
Marketing	20,584,825	14	19,738,651	13
General and administrative	2,493,503	2	2,607,006	2
Research and development	2,656,198	2	2,524,780	2

Total operating expenses	25,734,526	18	24,870,437	17

INCOME FROM OPERATIONS	35,692,027	25	40,361,096	28

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Note 12)	1,281,294	1	1,577,531	1
Interest income	559,873	1	482,499	—
Gain on disposal of property plant and equipment, net	201,245	—	1,001,322	1
Foreign exchange gain, net	45,009	—	1,207	—
Gain on disposal of financial instruments, net	33,764	—	20,097	—
Valuation gain on financial instruments, net	29,964	—	—	—
Dividend income	5,494	—	13,356	—
Others	174,116	—	242,937	—

Total non-operating income and gains	2,330,759	2	3,338,949	2

NON-OPERATING EXPENSES AND LOSSES
Impairment loss (Notes 13 and 15)	1,265,311	1	—	—
Interest expense	230	—	60	—
Valuation loss on financial instruments, net	—	—	116,357	—
Others	27,514	—	18,758	—

Total non-operating expenses and losses	1,293,055	1	135,175	—

INCOME BEFORE INCOME TAX	36,729,731	26	43,564,870	30

INCOME TAX EXPENSES (Notes 2 and 20)	5,772,024	4	6,499,653	4

NET INCOME	$30,957,707	22	$37,065,217	26

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2012		2011
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 21)
Basic earnings per share	$4.73	$3.99	$5.59	$4.75
Diluted earnings per share	$4.72	$3.98	$5.57	$4.74

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 26, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$30,957,707	$37,065,217
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) doubtful accounts	(1,454,282)	92,688
Depreciation and amortization	24,069,872	23,843,561
Valuation loss (gain) on financial instruments, net	(29,964)	116,357
Amortization of premium of financial assets	48,669	42,823
Gain on disposal of financial instruments, net	(33,764)	(20,097)
Gain on disposal of property, plant and equipment, net	(201,245)	(1,001,322)
Impairment loss	1,265,311	—
Loss arising from natural calamities	2,187	985
Equity in earnings of equity method investees, net	(1,281,294)	(1,577,531)
Dividends received from equity investees	1,930,382	532,858
Deferred income taxes	(13,092)	(61,928)
Changes in operating assets and liabilities:
Financial instruments held for trading	27,762	23,116
Trade notes and accounts receivable	(940,179)	(7,464,969)
Receivables from related parties	485,246	110,172
Other current monetary assets	180,877	358,509
Inventories	717,350	286,816
Other current assets	(3,072,332)	(2,675,723)
Trade notes and accounts payable	(2,428,274)	(973,238)
Payables to related parties	(714,039)	101,921
Income tax payable	(1,995,310)	(2,650,215)
Accrued expenses	(4,928,043)	(4,717,711)
Other current liabilities	(368,579)	2,255,739
Deferred income	7,737	(42,763)
Accrued pension liabilities	88,349	122,053

Net cash provided by operating activities	42,321,052	43,767,318

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(3,864,812)	(3,113,994)
Proceeds from disposal of available-for-sale financial assets	662,527	2,263,889
Acquisition of held-to-maturity financial assets	(3,865,172)	(5,113,772)
Proceeds from disposal of held-to-maturity financial assets	1,525,895	1,138,898
Acquisition of financial assets carried at cost	(35,322)	(10,120)
Capital reduction of financial assets carried at cost	20,000	—
Acquisition of investments accounted for using equity method	(327,659)	(671,063)
Proceeds from capital reduction of investments accounted for using equity method	—	815,827
Acquisition of property, plant and equipment	(21,870,861)	(16,286,008)
Proceeds from disposal of property, plant and equipment	19,872	647,987

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

Increase in intangible assets	$(358,150)	$(232,344)
Increase in other assets	(179,914)	(573,544)

Net cash used in investing activities	(28,273,596)	(21,134,244)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(84,200)	(736,575)
Increase in other liabilities	25,948	7,068
Cash dividends paid	(42,361,864)	(42,854,462)
Capital reduction	—	(19,393,617)

Net cash used in financing activities	(42,420,116)	(62,977,586)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(28,372,660)	(40,344,512)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	61,283,240	84,700,525

CASH AND CASH EQUIVALENTS, END OF PERIOD	$32,910,580	$44,356,013

SUPPLEMENTAL INFORMATION
Interest paid	$7,066	$60
Income tax paid	$7,780,426	$9,211,796

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$21,209,395	$17,320,361
Payables to suppliers	661,466	(1,034,353)
	$21,870,861	$16,286,008

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 26, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.              GENERAL

Chunghwa Telecom Co., Ltd. (the “Company” or “Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act.  Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”).  Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”).  The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications.  On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (GSM) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages.  In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000.  Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003.  Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”).  The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005.  Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of September 30, 2012 and 2011, the Company had 24,371 and 24,630 employees, respectively.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”).  The significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity.  Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates.  Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc.  Actual results may differ from these estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  All other assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  All other liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition.  The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred.  Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings.  A regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading.  When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows:  Swap contracts are estimated by valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows:  Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost.  Stock dividends are recorded as an increase in the number of shares and do not affect investment income.  The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method.  Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Gains and losses are recognized at the time of derecognition, impairment or amortization.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011.  The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  The calculation of the cost of inventory is derived using the weighted average method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method.  Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies.  Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to the Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity.  The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss.  The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment.  Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives:  land improvements - 2 to 30 years; buildings - 5 to 60 years; computer equipment - 2 to 10 years; telecommunications equipment - 2 to 15 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G concession, computer software and patents.

The 3G concession is valid through December 31, 2018.  The 3G concession is amortized on a straight-line basis from the date operations commence through the date the license expires.  Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

When an indication of impairment is identified for intangible assets, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired.  Goodwill is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension cost under a defined benefit plan is determined by actuarial valuations.  Contributions made under a defined contribution plan are recognized as pension cost during the year in which employees render services.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from, research and development are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned.  Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates.  For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services are recognized as incurred.

3.              EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011.  When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.

4.              CASH AND CASH EQUIVALENTS

	September 30
	2012	2011

Cash
Cash on hand	$90,767	$70,295
Bank deposits	3,269,813	1,531,379
Negotiable certificate of deposit, annual yield rate - ranging from 0.82%-0.96% and 0.80%-0.95% for 2012 and 2011, respectively	29,550,000	37,450,000
	32,910,580	39,051,674
Cash equivalents
Commercial paper purchased, annual yield rate 0.66%	—	5,304,339

	$32,910,580	$44,356,013

As of September 30, 2012 and 2011, foreign deposits in bank were as following:

	September 30
	2012	2011

United States of America - New York (US$616 thousand and US$378 thousand for 2012 and 2011, respectively)	$18,046	$11,528

5.              FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2012	2011

Derivatives - financial assets
Currency swap contracts	$32,393	$191

Derivatives - financial liabilities
Currency swap contracts	$—	$82,269

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates.  However, these derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts as of September 30, 2012 and 2011 were as follows:

Contract Amount
	Currency	Maturity Period	(In Thousands)

September 30, 2012

Currency swap contracts	US$/NT$	2012.10-11	US$66,000/NT$1,967,249

September 30, 2011

Currency swap contracts	US$/NT$	2011.12	US$4,000/NT$122,000
	US$/NT$	2011.10-12	US$58,000/NT$1,685,069

Net gain (loss) arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2012 and 2011 were $57,726 thousand (including realized settlement gain of $27,762 thousand and valuation gain of $29,964 thousand) and $(93,241) thousand (including realized settlement gain of $23,116 thousand and valuation loss of $116,357 thousand), respectively.

6.                AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2012	2011

Domestic listed stocks	$3,229,371	$—
Open-end mutual funds	2,177,956	1,945,808
	5,407,327	1,945,808
Less: Current portion	2,177,956	1,945,808

	$3,229,371	$—

The board of directors resolved to acquire 263,622 thousand common shares of China Airline Ltd. (“CAL”) at $11.73 per share for the three months ended March 31, 2012.  Chunghwa expected to hold it as long-term investment and classified it as available-for-sale financial assets - noncurrent.  CAL engages mainly in air transportation services.

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Nine Months Ended September 30
	2012	2011

Balance, beginning of period	$75,639	$(20,542)
Recognized in stockholder’s equity	230,435	65,204
Transferred to profit or loss	(6,002)	2,178

Balance, end of period	$300,072	$46,840

7.                HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2012	2011

Corporate bonds, nominal interest rate ranging from 1.15%-2.90% and 1.20%-2.90% for 2012 and 2011, respectively; effective interest rate ranging from 1.00%-2.89% and 1.00%-2.89% for 2012 and 2011, respectively	$15,731,115	$13,197,703
Bank debentures, nominal interest rate ranging from 1.25%-1.60% and 1.37%-2.11% for 2012 and 2011, respectively; effective interest rate ranging from 1.15%-1.40% and 1.25%-2.45% for 2012 and 2011, respectively	1,255,684	1,106,046
	16,986,799	14,303,749
Less: Current portion	2,981,338	1,621,912

	$14,005,461	$12,681,837

8.                ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2012	2011

Balance, beginning of period	$2,398,470	$2,528,044
Provision for (reversal of) doubtful accounts	(1,466,004)	78,388
Accounts receivable written off	(108,846)	(170,711)

Balance, end of period	$823,620	$2,435,721

Chunghwa considered the results of procedures implemented to enhance the collection of account receivable as well as the experience of decreases in uncollected receivables, and decided to reverse the allowance for doubtful accounts for the nine months ended September 30, 2012.

9.                OTHER MONETARY ASSETS - CURRENT

	September 30
	2012	2011

Receivable from the capital reduction of an investee	$979,000	$—
Accrued custodial receipts from MOD service	176,799	93,583
Others	1,548,547	1,628,322

	$2,704,346	$1,721,905

10.         INVENTORIES

	September 30
	2012	2011

Work in process	$669,279	$591,113
Merchandise	65,149	242,094

	$734,428	$833,207

The operating costs related to inventories were $7,474,819 thousand (including the valuation loss on inventories of $5,908 thousand) and $8,392,152 thousand (including the valuation loss on inventories of $208,897 thousand) for the nine months ended September 30, 2012 and 2011, respectively.

11.         OTHER CURRENT ASSETS

	September 30
	2012	2011

Spare parts	$4,171,910	$2,689,682
Prepaid expenses	2,949,961	2,882,815
Prepaid rents	986,567	1,002,160
Miscellaneous	238,656	492,808

	$8,347,094	$7,067,465

12.         INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2012		2011
	Carrying	% of	Carrying	% of
	Value	Ownership	Value	Ownership

Listed
Senao International Co., Ltd. (“SENAO”)	$1,532,833	28	$1,443,145	28
Non-listed
Light Era Development Co., Ltd. (“LED”)	3,644,691	100	3,871,132	100
Donghwa Telecom Co., Ltd. (“DHT”)	1,176,825	100	532,214	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	754,935	100	633,158	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	701,011	100	707,397	100
Chunghwa Investment Co., Ltd. (“CHI”)	674,506	89	1,816,460	89
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	594,866	40	546,867	40
CHIEF Telecom Inc. (“CHIEF”)	565,593	69	551,432	69
International Integrated System, Inc. (“IISI”)	268,414	33	259,082	33
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	262,852	30	262,528	30
Huada Digital Co., Ltd. (“HDD”)	245,214	50	250,374	50
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	189,275	100	185,015	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	156,058	100	168,360	100
Skysoft Co., Ltd. (“SKYSOFT”)	122,988	30	105,846	30
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	120,499	33	110,711	40
Spring House Entertainment Inc. (“SHE”)	117,212	56	107,516	56
Chunghwa Telecom Global, Inc. (“CHTG”)	98,827	100	81,320	100
KingWay Technology Co., Ltd. (“KWT”)	72,253	33	70,028	33
Smartfun Digital Co., Ltd. (“SFD”)	47,819	65	64,202	65

(Continued)

	September 30
	2012		2011
	Carrying	% of	Carrying	% of
	Value	Ownership	Value	Ownership

So-net Entertainment Taiwan (“So-net”)	$32,198	30	$34,921	30
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	30,093	100	41,679	100
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	27,836	100	21,577	100
Chunghwa Sochamp Technology Inc. (“CHST”)	14,800	51	19,171	51
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
	9,918,765		10,440,990

	$11,451,598		$11,884,135

(Concluded)

Chunghwa increased its investment in DHT for $360,216 thousand and $313,299 in November 2011 and in August 2012, respectively.  DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa Telcom Singapore Pte., Ltd. reduced its capital by $815,827 thousand in March 2011.  The reduction amount was received by Chunghwa on March 27, 2011.

CHI reduced its capital by $1,100,000 thousand in August 2012.  The Company has not received $979,000 thousand from the capital reduction, which was classified as other current monetary assets as of September 30, 2012.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and following the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by HTC Corporation.  After the stockholders’ meeting of HDD held on March 2, 2012, Chunghwa and HTC each obtained half of director seats.  Thus, both entities do not obtain control over HDD.  HDD engages mainly in providing software service.

Chunghwa increased its investment in Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) by $177,176 thousand and $28,913 thousand in March and December 2011, respectively.  Prime Asia is operating as an investment company.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011.  Chunghwa invested $114,640 thousand in cash and held 40% ownership of DZIM in May 2011.  Chunghwa invested $14,360 thousand in May 2012, and the ownership interest decreased from 40% to 33% after the capital increase of DZIM.  DZIM engages mainly in information technology service and general advertisement service.

Chunghwa and United Daily News established a joint venture, SFD, in August 2011.  Chunghwa invested $65,000 thousand cash and hold a 65% ownership of SFD.  SFD mainly engages in sales of software.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011 by investing $43,847 thousand cash.  CHTV engages mainly in providing information and communications technology, international circuit, and intelligent energy network service.

Chunghwa has invested $20,400 thousand in CHST in June 2011.  The ownership of CHST is 51%.  CHST mainly engages in license plate recognition system.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) in March 2006, but not on operation stage yet.  The holding company is operating as investment company and Chunghwa has 100% ownership right in an amount of US$1 in the holding company as of September 30, 2012.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of September 30, 2012 and 2011 was $7,823,274 thousand and $6,481,116 thousand, respectively.

The details of equity in earnings and losses of equity method investees were as follows:

	Nine Months Ended September 30
	2012	2011

Light Era Development Co., Ltd. (“LED”)	$523,445	$899,657
Senao International Co., Ltd. (“SENAO”)	311,346	293,328
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	241,518	98,068
Others	204,985	286,478

	$1,281,294	$1,577,531

The equity in earnings (losses) of equity investees for the nine months ended September 30, 2012 are based on unreviewed financial statements except the equity in earnings of SENAO and its subsidiaries.  The equity in earnings (losses) of equity investees for the nine months ended September 30, 2011 are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $10,027,685 thousand and $10,531,399 thousand as of September 30, 2012 and 2011 respectively.  The equity in earnings were $996,456 thousand and $1,296,960 thousand for the nine months ended September 30, 2012 and 2011, respectively.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.         FINANCIAL ASSETS CARRIED AT COST

	September 30
	2012		2011
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership

Non-listed:
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	180,000	17	200,000	17
Innovation Works Development Fund, L. P. (“IWDF”)	108,476	4	38,035	4

(Continued)

	September 30
	2012		2011
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership

Global Mobile Corp. (“GMC”)	$77,018	3	$127,018	8
iD Branding Ventures (“iDBV”)	67,500	8	75,000	8
Innovation Works Limited (“IW”)	31,391	2	31,391	2
RPTI International (“RPTI”)	—	10	34,500	10
CQi Energy Infocom Inc. (“CQi”)	—	18	20,000	18
Essence Technology Solution, Inc. (“ETS”)	—	7	—	7

	$2,253,915		$2,315,474

(Concluded)

IBT II completed a capital reduction in June 2012.  The Company has received $20,000 thousand from the capital reduction.

Chunghwa made additional investment in IWDF for $35,119 thousand and $35,322 thousand in October 2011 and June 2012, respectively.  IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.

iDBV reduced its capital by $7,500 thousand in December 2011.  The reduction amount was received by Chunghwa.

Chunghwa made additional investment in IW for $10,120 thousand in January 2011.  IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in GMC, CQi and RPTI were impaired and recognized an impairment loss of $50,000 thousand, $14,000 thousand and $34,500 thousand in 2011, respectively.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in CQi was impaired and recognized an impairment loss of $6,000 thousand in 2012.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.         OTHER NONCURRENT MONETARY ASSETS

	September 30
	2012	2011

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  This fund was used to finance various telecommunications infrastructure projects.

15.         PROPERTY, PLANT AND EQUIPMENT

	September 30
	2012	2011

Cost
Land	$101,432,096	$101,271,671
Land improvements	1,576,513	1,552,425
Buildings	65,989,251	65,837,626
Computer equipment	14,463,955	13,989,733
Telecommunications equipment	661,561,151	646,750,820
Transportation equipment	3,025,838	2,404,209
Miscellaneous equipment	6,649,235	6,420,513
	854,698,039	838,226,997
Revaluation increment on land	5,762,418	5,762,611
	860,460,457	843,989,608
Accumulated depreciation
Land improvements	1,083,264	1,037,037
Buildings	20,400,103	19,257,345
Computer equipment	10,877,782	10,570,419
Telecommunications equipment	542,614,935	526,245,033
Transportation equipment	1,188,801	1,253,068
Miscellaneous equipment	5,287,899	5,279,557
	581,452,784	563,642,459
Accumulated impairment	1,257,050	—
Construction in progress and advances related to acquisition of equipment	16,449,482	14,210,089

Property, plant and equipment, net	$294,200,105	$294,557,238

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999.  These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity-other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005.  In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments.  As of September 30, 2012, the unrealized revaluation increment was decreased to $5,760,582 thousand by disposal of the revalued assets and recognition of impairment loss.

Chunghwa determined that partial land and building was impaired and recognized an impairment loss of $1,254,996 thousand for the nine months ended September 30, 2012.  Due to the impairment, the unrealized revaluation increment was decreased by $2,054 thousand.  Idle asset was recognized an impairment loss of $4,315 thousand.

Depreciation on property, plant and equipment for the nine months ended September 30, 2012 and 2011 amounted to $23,057,827 thousand and $22,878,097 thousand, respectively.  No interest expense was capitalized for the nine months ended September 30, 2012 and 2011.

16.         ACCRUED EXPENSES

	September 30
	2012	2011

Accrued salary and compensation	$6,124,093	$6,558,628
Accrued franchise fees	1,679,264	1,728,613
Accrued employees’ bonus and remuneration to directors and supervisors	1,199,508	1,580,913
Accrued maintenance fees	1,054,083	951,737
Other accrued expenses	2,180,402	1,724,553

	$12,237,350	$12,544,444

17.         OTHER CURRENT LIABILITIES

	September 30
	2012	2011

Advance receipts	$9,586,468	$10,306,757
Payables to equipment suppliers	1,878,769	1,821,726
Amounts collected for others	1,314,830	1,226,252
Payables to contractors	1,270,578	1,695,179
Refundable customers’ deposits	1,163,779	1,153,397
Miscellaneous	3,128,035	3,284,857

	$18,342,459	$19,488,168

18.         STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand shares are issued and outstanding as of September 30, 2012.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.  Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005.  Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006.  The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.  As of September 30, 2012, the outstanding ADSs were 343,643 thousand common shares, which equaled approximately 34,364 thousand units and represented 4.43% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.              Exercise their voting rights,

b.             Sell their ADSs, and

c.              Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits.  For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date.  Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.  The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued.  However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.  Under the revised Company Law issued on January 4, 2012, the aforementioned additional paid-in capital may also be distributed in cash.  The additional paid-in capital from long-term investments may not be used for any purpose.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves.  In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order:  (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.  If cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the nine months ended September 30, 2012 and 2011, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate.  Otherwise, the difference between initial accrual amounts and the amounts resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or under the revised Company Law issued on January 4, 2012, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations and distributions of the 2011 and 2010 earnings of Chunghwa have been approved by the stockholders on June 22, 2012 and June 24, 2011 as follows:

	Appropriation of Earnings		Dividend Per Share
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal reserve	$4,706,838	$4,760,890
Cash dividends	42,361,864	42,854,462	$5.46	$5.52

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 22, 2012, were $2,040,090 thousand and $44,446 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders.  The abovementioned 2010 capital reduction proposal was effectively approved by FSC.  The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010.  Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011.  The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

19.         COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2012
	Cost of	Operating
	Services	Expenses	Total

Compensation expense
Salaries	$9,441,644	$6,699,828	$16,141,472
Insurance	821,151	589,985	1,411,136
Pension	1,338,430	904,966	2,243,396
Other compensation	6,453,348	4,478,744	10,932,092

	$18,054,573	$12,673,523	$30,728,096

Depreciation expense	$21,677,757	$1,380,070	$23,057,827
Amortization expense	$901,377	$110,668	$1,012,045

	Nine Months Ended September 30, 2011
	Cost of	Operating
	Services	Expenses	Total

Compensation expense
Salaries	$9,030,144	$6,436,570	$15,466,714
Insurance	779,482	558,005	1,337,487
Pension	1,281,225	871,192	2,152,417
Other compensation	7,042,392	4,889,016	11,931,408

	$18,133,243	$12,754,783	$30,888,026

Depreciation expense	$21,622,905	$1,255,192	$22,878,097
Amortization expense	$868,494	$96,970	$965,464

20.         INCOME TAX

a.              A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Nine Months Ended September 30
	2012	2011

Income tax expense computed at statutory income tax rate	$6,244,054	$7,406,028
Add (deduct) tax effect of:
Permanent differences	(33,142)	(433,064)
Temporary differences	(160,779)	20,087
10% undistributed earnings	—	45
Investment tax credits	(278,016)	(468,635)

Income tax payable	$5,772,117	$6,524,461

The balance of income tax payable as of September 30, 2012 and 2011 was shown net of prepaid income tax.

b.             Income tax expense consists of the following:

	Nine Months Ended September 30
	2012	2011

Income tax payable	$5,772,117	$6,524,461
Foreign income tax	14,975	17,247
Income tax - deferred	(13,092)	(61,928)
Adjustments of prior years’ income tax	(1,976)	19,873

Income tax	$5,772,024	$6,499,653

c.              Net deferred income tax assets (liabilities) consists of the following:

	September 30
	2012	2011

Current
Unrealized accrued expense	$36,502	$52,769
Unrealized foreign exchange loss (gain)	13,448	(6,865)
Valuation loss on inventory	5,573	44,739
Valuation loss (gain) on financial instruments, net	(5,507)	13,953
Provision for doubtful accounts	—	193,068
Other	—	941
	50,016	298,605
Valuation allowance	—	(193,068)

Net deferred income tax assets - current	$50,016	$105,537

Noncurrent
Accrued pension cost	$259,332	$319,252
Impairment loss	10,514	61,355
Abandonment of equipment not approved by National Tax Administration	10	27,672

Net deferred income tax assets - noncurrent	$269,856	$408,279

d.             The related information under the Integrated Income Tax System is as follows:

	September 30
	2012	2011

Balance of Imputation Credit Account (ICA)	$2,463	$1,576

The actual creditable ratios distribution of Chunghwa’s 2011 and 2010 for earnings were 17.63% and 18.76%, respectively.

e.              Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Income tax returns through the year ended December 31, 2007 have been examined by the ROC tax authorities.

21.         EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares Outstanding (Denominator)	Income Before Income Tax	Net Income

Nine months ended September 30, 2012

Basic EPS
Income available to stockholders	$36,729,731	$30,957,707	7,757,447	$4.73	$3.99
Effect of dilutive potential common stock
SENAO’s stock options	(3,438)	(3,438)	—
Employee bonus	—	—	21,557

Diluted EPS
Income available to stockholders	$36,726,293	$30,954,269	7,779,004	$4.72	$3.98

Nine months ended September 30, 2011

Basic EPS
Income available to stockholders	$43,564,870	$37,065,217	7,800,070	$5.59	$4.75
Effect of dilutive potential common stock
SENAO’s stock options	(6,248)	(6,248)	—
Employee bonus	—	—	22,242

Diluted EPS
Income available to stockholders	$43,558,622	$37,058,969	7,822,312	$5.57	$4.74

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.  According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the nine months ended September 30, 2012 and 2011.  The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date.  The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the nine months ended September 30, 2012 and 2011 was due to the effect of potential common stock of stock options by SENAO.

22.         PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005.  Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises.  After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan.  On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund.  However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan.  Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $16,867,265 thousand and $14,824,615 thousand as of September 30, 2012 and 2011, respectively.

Pension costs of Chunghwa were $2,300,272 thousand ($2,171,828 thousand subject to defined benefit plan and $128,444 thousand subject to defined contribution plan) and $2,213,152 thousand ($2,102,692 thousand subject to defined benefit plan and $110,460 thousand subject to defined contribution plan) for the nine months ended September 30, 2012 and 2011, respectively.

23.         TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa.  Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices.  The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa.  Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.              Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary

(Continued)

Company	Relationship

Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Subsidiary
Chunghwa Sochamp Technology Inc. (“CHST”)	Subsidiary
Smartfun Digital Co., Ltd. (“SFD”)	Subsidiary
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CHI
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
Chunghwa Hsingta Company Ltd. (“CHC”)	Subsidiary of Prime Asia
Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Subsidiary of CHC
Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Subsidiary of CHC
Senao Trading (Fujian) Co., Ltd. (“STF”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SENAO
Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Subsidiary of SENAO
Ceylon Innovation Co., Ltd. (“CEI”)	Subsidiary of SHE
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
KingWaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
Viettel-CHT Co., Ltd. (“Viettel”)	Equity-method investee
Huada Digital Corporation (“HDD”)	Equity-method investee
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Equity-method investee of COI
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds

(Concluded)

b.             Significant transactions with the above related parties are summarized as follows:

	September 30
	2012		2011
	Amount	%	Amount	%

1) Receivables from related parties

Trade notes, accounts receivable and other receivables
SENAO	$187,313	49	$162,402	46
DHT	42,416	11	82,513	23
CHSI	35,804	9	13,121	4
CHIEF	34,975	9	33,906	10
So-net	25,874	7	13,206	4
CIYP	25,061	7	5,973	1
CHTG	13,062	3	26,339	7
Others	18,031	5	18,790	5

	$382,536	100	$356,250	100

2) Payables

Trade notes payable, accounts payable and accrued expenses
SENAO	$1,109,444	41	$912,218	38
CHSI	287,894	11	276,223	11
STS	236,261	9	33,258	1
DHT	81,572	3	82,402	3
TISE	77,993	3	433,749	18
IISI	67,552	3	64,110	3
CHIEF	65,554	2	42,986	2
CHTG	63,823	2	67,077	3
CIYP	57,174	2	10,493	—
SKYSOFT	19,329	1	8,210	—
KWT	13,470	—	928	—
LED	278	—	19,017	1
Others	21,642	1	14,007	1
	2,101,986	78	1,964,678	81
Payables to contractors
CHSI	23,872	1	—	—
Amounts collected for others
SENAO	363,785	14	284,884	12
CIYP	94,387	4	105,867	4
SHE	43,541	2	28,121	1
So-net	31,925	1	23,414	1
SKYSOFT	16,554	—	8,333	1
Others	5,157	—	4,064	—
	555,349	21	454,683	19

	$2,681,207	100	$2,419,361	100

	September 30
	2012		2011
	Amount	%	Amount	%

3) Customer’s deposits

CHTG	$14,379	—	$14,944	—
CHSI	14,273	—	20,670	—
Others	3,994	—	2,893	—

	$32,646	—	$38,507	—

	Nine Months Ended September 30
	2012		2011
	Amount	%	Amount	%

4) Revenues

So-net	$243,422	—	$204,541	—
CHIEF	198,036	—	209,530	—
SENAO	165,641	—	770,961	1
DHT	94,783	—	82,316	—
CHTG	42,473	—	74,886	—
CHTS	37,003	—	30,762	—
SKYSOFT	26,986	—	31,583	—
CHTJ	26,111	—	30,520	—
CIYP	16,705	—	11,188	—
SHE	16,001	—	7,640	—
LED	4,816	—	100,916	—
Others	21,590	—	18,889	—

	$893,567	—	$1,573,732	1

5) Operating costs and expenses

SENAO	$7,108,110	7	$5,117,678	5
CHSI	604,567	1	373,964	1
STS	307,817	1	67,343	—
TISE	298,361	—	338,114	—
CHIEF	255,720	—	227,358	—
CHTG	200,234	—	170,512	—
CIYP	157,995	—	20,757	—
IISI	141,458	—	93,813	—
SKYSOFT	79,896	—	35,439	—
DHT	78,357	—	44,939	—
CHTJ	54,528	—	47,697	—
CTF	44,363	—	44,721	—
CHTS	31,276	—	27,041	—
SHE	24,192	—	30,567	—
KWT	23,942	—	31,985	—
Others	10,724	—	9,902	—

	$9,421,540	9	$6,681,830	6

	Nine Months Ended September 30
	2012		2011
	Amount	%	Amount	%

6) Acquisition of property, plant and equipment

CHSI	$785,842	4	$561,182	4
TISE	427,326	2	657,817	4
DHT	101,277	—	—	—
CHTG	23,805	—	17,538	—
SENAO	21,527	—	5,777	—
CHIEF	17,333	—	—	—
SKYSOFT	14,238	—	14,238	—
IISI	—	—	73,853	—
CHTJ	—	—	37,591	—
Others	1,191	—	—	—

	$1,392,539	6	$1,367,996	8

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is 15 years which starts from the commercial operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its commercial operation.  ST-2 satellite was launched in May 2011, and began its commercial operation in August 2011.  The total rental expense for the nine months ended September 30, 2012 was $307,817 thousand, which consisted of a reduction of the prepayment of $153,385 thousand and an additional accrual of $154,432 thousand.  The prepayment was $2,829,112 thousand (classified as other current assets $204,514 thousand, and other assets - others $2,624,598 thousand) as of September 30, 2012.

Chunghwa has leased property to LED since April 2010.  The lease term was 15 years and the rent was charged monthly.  Based on the agreement of both parties, the lease contract was terminated on April 1, 2011.

Chunghwa sold the land with a carrying value of $936,016 thousand to LED at the price of $2,421,932 thousand in 2008.  However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions.  Gain on disposal of land $292,957 thousand and $693,575 thousand were recognized for the nine months ended September 30, 2012 and 2011, respectively.  The unrealized gain on disposal of land amounted to $246,286 thousand (classified as deferred credit - profit on intercompany transactions) in the nine months ended September 30, 2012.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand.  The disposal loss on land is unrealized and the unrealized loss is included in other assets - others.  Chunghwa recognized realized loss on disposal of land amounting to $96,297 thousand for the nine months ended September 30, 2012.  The unrealized loss on disposal of land amounted to $75,600 thousand (classified as other assets - others) in the nine months ended September 30, 2012.

The transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties.  Other transactions with related parties were not significantly different from those with third parties.

24.         SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of September 30, 2012, in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.              Acquisitions of land and buildings of $33,266 thousand.

b.             Acquisitions of telecommunications equipment of $33,735,453 thousand.

c.              Contracts to print billing, envelopes and telephone directories of $42,713 thousand.

d.             Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years.  Future lease payments were as follows:

Year	Rental Amount

2012 (from October 1, 2012 to December 31, 2012)	$588,691
2013	1,728,043
2014	1,314,191
2015	1,064,204
2016 and thereafter	1,454,422

e.              A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.  Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution.  Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

25.         FAIR VALUE OF FINANCIAL INSTRUMENTS

a.              Fair values of financial instruments were as follows:

	September 30
	2012		2011
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets
Cash and cash equivalents	$32,910,850	$32,910,850	$44,356,013	$44,356,013
Financial assets at fair value through profit or loss	32,393	32,393	191	191
Available-for-sale financial assets	2,177,956	2,177,956	1,945,808	1,945,808
Held-to-maturity financial assets - current	2,981,338	2,981,338	1,621,912	1,621,912
Trade notes and accounts receivable, net	22,933,171	22,933,171	20,334,764	20,334,764
Receivables from related parties	382,536	382,536	356,250	356,250
Other current monetary assets	2,704,346	2,704,346	1,721,905	1,721,905
Financial assets carried at cost	2,253,915	—	2,315,474	—
Available-for-sale financial assets - noncurrent	3,229,371	3,229,371	—	—
Held-to-maturity financial assets - noncurrent	14,005,461	14,005,461	12,681,837	12,681,837

(Continued)

	September 30
	2012		2011
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Other noncurrent monetary assets	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Refundable deposits	1,598,064	1,598,064	1,556,911	1,556,911
Liabilities
Financial liabilities at fair value through profit or loss	—	—	82,269	82,269
Trade notes and accounts payable	9,929,850	9,929,850	8,479,191	8,479,191
Payables to related parties	2,681,207	2,681,207	2,419,361	2,419,361
Accrued expenses	12,237,350	12,237,350	12,544,444	12,544,444
Payables to equipment suppliers (included in “other current liabilities”)	1,878,769	1,878,769	1,821,726	1,821,726
Amounts collected for others (included in “other current liabilities”)	1,314,830	1,314,830	1,226,252	1,226,252
Payables to contractors (included in “other current liabilities”)	1,270,578	1,270,578	1,695,179	1,695,179
Refundable customers’ deposits (included in “other current liabilities”)	1,163,779	1,163,779	1,153,397	1,153,397
Customers’ deposits	4,814,809	4,814,809	5,060,655	5,060,655

(Concluded)

b.             Methods and assumptions used in the determination of fair values of financial instruments:

1)             The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets.  Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values.  This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)             If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values.  If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)             Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

c.              Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30		September 30
	2012	2011	2012	2011

Assets
Financial assets at fair value through profit or loss	$—	$—	$32,393	$191
Available-for-sale financial assets	5,407,327	1,945,808	—	—
Liabilities
Financial liabilities at fair value through profit or loss	—	—	—	82,269

d.             Information about financial risks

1)             Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds.  Therefore, the market risk is the fluctuations of market price.  In order to manage this risk, Chunghwa would assess the risk before investing; therefore, no material market risk is anticipated.

2)             Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breach contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations.  Management does not expect the Company’s exposure to default by those parties to be material.

The Company held a variety of financial instruments, the maximum credit exposed amount is the same as their carrying amounts.

3)             Liquidity risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash.  Therefore, no material liquidation risk are anticipated.  The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market.  Therefore, material liquidation risk is anticipated.

4)             Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities.  Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

a.              Holding period and contract amounts

SENAO and CHI entered into forward exchange contracts and index future contracts to reduce the exposure to foreign currency risk and price risk.  The financial risk management objective of SENAO and CHI are to minimize risks due to market risk.

The outstanding forward exchange contracts as of September 30, 2012 and 2011 were as follows:

			Contract Amount
	Currency	Maturity Date	(In Thousands)

September 30, 2012

Buy	NT$/US$	2012.10	NT$211,711/US$7,220

September 30, 2011

Buy	NT$/US$	2011.10	NT$267,872/US$8,916

There was no outstanding index future contracts of CHI as of September 30, 2012.

Outstanding index future contracts as of September 30, 2011 were as follows:

			Contract
			Amount
	Maturity Period	Units	(In Thousands)

September 30, 2011

TAIFEX futures
TX	2011.10	26	NT$	39,092
TX	2011.11	6	NT$	8,568
TE	2011.10	19	NT$	20,263
TF	2011.10	4	NT$	3,399
TF	2011.11	9	NT$	7,340

Net gain (loss) of SANEO arising from derivative financial products for the nine months ended September 30, 2012 and 2011 were $(3,176) thousand and $13,915 thousand, respectively.

Net gain (loss) of CHI arising from derivative financial products for the nine months ended September 30, 2012 and 2011 were $(13,210) thousand and $973 thousand, respectively.

b.             Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

c.              Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions.  Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material.  The largest amount of exposure to default by those parties of the financial instruments of SENAO and CHI is the same as carrying value.

d.             Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidation risk is low.

26.         ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for Chunghwa and its investees:

a.              Financings provided:  None.

b.             Endorsement/guarantee provided:  Please see Table 1.

c.              Marketable securities held:  Please see Table 2.

d.             Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital:  Please see Table 3.

e.              Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital:  None.

f.                Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital:  None.

g.             Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital:  Please see Table 4.

h.             Receivables from related parties amounting to $100 million or 20% of the paid-in capital:  Please see Table 5.

i.                 Names, locations, and other information of investees on which the Company exercises significant influence:  Please see Table 6.

j.                 Financial transactions:  Please see Notes 5 and 25.

k.              Investment in Mainland China:  Please see Table 7.

27.         SEGMENT FINANCIAL INFORMATION

Segment information.  Please see Table 8.

28.         OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	September 30
	2012			2011
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$6,168	29.30	$180,683	$3,958	30.48	$120,647
EUR	117	37.89	4,441	868	41.23	35,792

(Continued)

	September 30
	2012			2011
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Available-for-sale financial assets
USD	$74,346	29.30	$2,177,956	$63,839	30.48	$1,945,808
Accounts receivable
USD	174,040	29.30	5,098,494	151,430	30.48	4,615,573
Investments accounted for using equity method
USD	3,373	29.30	98,827	2,668	30.48	81,320
HKD	311,329	3.78	1,176,825	136,116	3.91	532,214
SGD	31,561	23.92	754,935	26,931	23.51	633,158
JPY	73,253	0.38	27,836	54,214	0.40	21,577
VND	215,400,735	0.00136	292,945	214,230,282	0.00142	304,207
RMB	33,489	4.66	156,058	35,112	4.80	168,360

Financial liabilities

Monetary items
Payables
USD	149,957	29.30	4,392,994	112,226	30.48	3,420,638
EUR	35,639	37.89	1,350,376	27,007	41.23	1,113,498
SGD	9,928	23.92	237,467	1,415	23.51	33,258

29.         PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company pre-disclosed the information on the adoption of International Financial Reporting Standards (IFRSs) and assessed the material differences between the existing accounting policies and the accounting policies to be adopted under IFRSs in the consolidated financial statements as of and for the nine months ended September 30, 2012.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2012

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on Endorsement/			Amount of Endorsement/	Ratio of Accumulated Endorsement/	Maximum
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)	Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Guarantee Collateralized by Properties	Guarantee to Net Equity Per Latest Financial Statements	Endorsement/ Guarantee Amount Allowable

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,575,442 (Note 3)	$1,031,923	$511,631 (Note 4)	$—	0.14%	$14,301,768 (Note 6)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,859,207 (Note 7)	2,150,000	1,650,000 (Note 5)	1,650,000 (Note 5)	0.5%	3,859,207 (Note 7)

Note 1:      Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.    “0” for the Company.

b.    Subsidiaries are numbered from “1”.

Note 2:      Relationships between the endorsement/guarantee provider and the guaranteed party:

a.    Trading partner.

b.    Majority owned subsidiary.

c.    The Company and subsidiary owns over 50% ownership of the investee company.

d.    A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.    Guaranteed by the Company according to the construction contract.

f.     An investee company.  The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:      The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:      The actual amount used by guaranteed party is $511,631 thousand.

Note 5:      The actual amount used by guaranteed party is $1,650,000 thousand.

Note 6:      The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:      The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)		Carrying Value (Note 5)		Percentage of Ownership		Market Value or Net Asset Value		Note

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,532,833			28	$7,823,274			Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		3,644,691		100		3,645,746		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	305,090		1,176,825		100		1,176,825		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383		754,935		100		754,935		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		701,011		100		673,944		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	80,100		674,506		89		732,777		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		594,866		40		889,077		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		565,593		69		508,483		Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498		268,414		33		248,539		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		262,852		30		262,852		Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000		245,214		50		245,214		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		189,275		100		189,275		Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	6,960		156,058		100		156,197		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		122,988		30		86,793		Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	12,900		120,499		33		120,499		Note 1

		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	7,015		117,212		56		104,318		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		98,827		100		112,418		Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		72,253		33		36,843		Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500		47,819		65		47,946		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429		32,198		30		14,731		Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		30,093		100		30,093		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		27,836		100		27,836		Note 1
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040		14,800		51		14,960		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—		—		100		—		Note 2
						US$	(1 dollar	)		US$	(1 dollar	)
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927		1,789,530		12		1,641,346		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	18,000		180,000		17		171,200		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617		77,018		3		54,569		Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—		108,476		4		103,043		Note 1
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	6,750		67,500		8		61,628		Note 1
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000		31,391		2		36,403		Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000		—		18		—		Note 1
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765		—		10		—		Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200		—		7		552		Note 1

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Beneficiary certificates (mutual fund)
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	1,071	$456,118	—	$500,112	Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770	534,453	—	581,330	Note 3
		Janus Flexible Income Bond Fund	—	Available-for-sale financial assets	671	230,472	—	247,452	Note 3
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	984	347,452	—	399,118	Note 3
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	—	Available-for-sale financial assets	778	297,283	—	301,964	Note 3
		Eastpring Investments - US Corporation Bond Fund	—	Available-for-sale financial assets	433	149,190	—	147,980	Note 3

		Stocks
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	3,092,287	5	3,229,371	Note 4

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	306,364	—	306,364	Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	203,876	—	203,876	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	402,819	—	402,819	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	302,114	—	302,114	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	207,472	—	207,472	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	103,663	—	103,663	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	208,700	—	208,700	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	209,667	—	209,667	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	101,203	—	101,203	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,747	—	100,747	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,003	—	100,003	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,750	—	100,750	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	308,479	—	308,479	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	204,807	—	204,807	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	151,555	—	151,555	Note 6

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	$25,261	—	$25,261	Note 6
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	202,719	—	202,719	Note 6
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	152,042	—	152,042	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	401,405	—	401,405	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,964	—	200,964	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,769	—	100,769	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,982	—	49,982	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	50,455	—	50,455	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,360	—	202,360	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,989	—	49,989	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	201,492	—	201,492	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,468	—	200,468	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	250,965	—	250,965	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,259	—	40,259	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,567	—	200,567	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,209	—	100,209	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	349,377	—	349,377	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,376	—	100,376	Note 6
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	99,969	—	99,969	Note 6
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	301,954	—	301,954	Note 6
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	201,393	—	201,393	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	50,191	—	50,191	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	200,338	—	200,338	Note 6

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		NAN YA Company 4th Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	$301,719	—	$301,719	Note 6
		NAN YA Company 4th Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	199,817	—	199,817	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	99,955	—	99,955	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	302,344	—	302,344	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	99,955	—	99,955	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,976	—	200,976	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	302,016	—	302,016	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,268	—	200,268	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,656	—	100,656	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,551	—	100,551	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	176,095	—	176,095	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,271	—	100,271	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,770	—	200,770	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	302,699	—	302,699	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	201,281	—	201,281	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	100,511	—	100,511	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,324	—	100,324	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	301,921	—	301,921	Note 6
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,168	—	100,168	Note 6
		Taiwan Power Co. 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,083	—	201,083	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,488	—	300,488	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,952	—	99,952	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,905	—	199,905	Note 6

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2010	—	Held-to-maturity financial assets	—	$300,000	—	$300,000	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,366	—	50,366	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	202,120	—	202,120	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,727	—	299,727	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,379	—	100,379	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	302,178	—	302,178	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,529	—	299,529	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,775	—	100,775	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,768	—	299,768	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	301,796	—	301,796	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	100,558	—	100,558	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—	201,193	—	201,193	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,774	—	149,774	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,675	—	199,675	Note 6
		Chinese Petroleum Corporation 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,808	—	199,808	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,964	—	39,964	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,910	—	99,910	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-2A Issue in 2012	—	Held-to-maturity financial assets	—	99,908	—	99,908	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,328	—	200,328	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,831	—	199,831	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,916	—	99,916	Note 6

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	$199,811		—	$199,811		Note 6
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,808		—	199,808		Note 6
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000		—	300,000		Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000		—	300,000		Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,061		—	150,061		Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,084		—	100,084		Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,084		—	100,084		Note 6
		Eximbank 19-2nd Unsecured Financial Debentures	—	Held-to-maturity financial assets	—	150,000		—	150,000		Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee Subsidiary	Investments accounted for using equity method	16,824	390,257		40	390,257		Note 1
		Senao International (Samoa) Holding Ltd.		Investments accounted for using equity method	33,475	635,311		100	635,921		Note 8
						US$	(21,652)		US$	(21,673)
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200	12,000		9	12,000		Note 1

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,701		100	1,701		Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	13,286		100	13,286		Note 1
						US$	(454)		US$	(454)
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374	3,450		10	6,833		Note 1
		21Vianet Group. Inc.	—	Available-for-sale financial assets	208	11,703		—	11,703		Note 4
						US$	(399)		US$	(399)

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	19,117		100	19,117		Note 1
						RMB	(4,138)		RMB	(4,138)

7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	100	894		100	894		Note 1

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290	2,810,581		100	1,913,124		Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	548,243		38	548,243		Note 1
						SG$	(22,920)		SG$	(22,920)

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)		Carrying Value (Note 5)	Percentage of Ownership		Market Value or Net Asset Value	Note

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	$138,054		53	$138,054		Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,432		19,504	100		19,504	Note 1
						US$	(666)		US$	(666)
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		—	43		—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		26,463	4		26,463	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001		47,107	—		109,109	Note 4
		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	3,542		60,081	11		54,690	Note 1
		Digimax Inc.	—	Financial assets carried at cost - noncurrent	2,000		10,928	4		10,575	Note 1
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	2,250		22,500	3		20,543	Note 1
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	4,630		32,410	2		14,485	Note 1
		A2peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990		—	3		—	Note 1
		CoaTronics Inc.	—	Financial assets carried at cost - noncurrent	1,200		8,400	6		1,091	Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649		29,371	—		12,889	Note 1
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800		18,000	8		16,314	Note 1
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,350		24,319	—		23,665	Note 7
		Tons Lightology Inc.	—	Financial assets carried at cost - noncurrent	1,113		66,150	4		37,797	Note 7
		Alder Optomechanical Corp.	—	Financial assets carried at cost - noncurrent	490		23,310	2		11,139	Note 1
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800		4,829	1		6,149	Note 1
		Mediapro Technology Ltd.	—	Financial assets carried at cost - noncurrent	55		44,871	1		5,816	Note 1
		Fashion Guide Co., Ltd.	—	Financial assets carried at cost - noncurrent	400		2,000	2		351	Note 1
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	325		14,072	—		30,582	Note 4
		IC Plus Corp	—	Available-for-sale financial assets - noncurrent	210		2,058	—		2,110	Note 4

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,139		50,000	—		50,224	Note 3
		Union Money Market Fund	—	Available-for-sale financial assets	7,841		100,000	—		100,410	Note 3

		Bond
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	500		50,256	—		50,755	Note 9

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500		19,117	100		19,117	Note 1
						RMB	(4,138)		RMB	(4,138)

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400		12,154	100		12,154	Note 1
						US$	(412)		US$	(412)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	32,760		613,307	100		613,307	Note 8
						US$	(20,902)		US$	(20,902)
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240		21,571	45		21,571	Note 8
						US$	(735)		US$	(735)

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)		Carrying Value (Note 5)	Percentage of Ownership		Market Value or Net Asset Value	Note

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	$226,817		100	$226,817		Note 8
						US$	(7,730)		US$	(7,730)
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		158,344	100		158,344	Note 8
						US$	(5,397)		US$	(5,397)
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		53,850	100		53,850	Notes 8 and 10
						US$	(1,835)		US$	(1,835)
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		171,387	100		171,387	Note 8
						US$	(5,841)		US$	(5,841)

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	6,520		9,425	100		9,425	Note 1
						HK$	(2,563)		HK$	(2,563)

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		9,191	49		9,191	Note 1
						RMB	(1,972)		RMB	(1,972)

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—		156,198	100		156,198	Note 1
						RMB	(33,519)		RMB	(33,519)

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		130,913	100		130,913	Note 1
						RMB	(28,093)		RMB	(28,093)
		Jiangsu Zhenhua Information Technology Company, LLC	Subsidiary	Investments accounted for using equity method	—		25,285	75		25,285	Note 1
						RMB	(5,426)		RMB	(5,426)

Note 1:                   The net asset values of investees were based on unreviewed financial statements.

Note 2:                   New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of September 30, 2012.

Note 3:                   The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on September 30, 2012.

Note 4:                   Market value was based on the closing price of September 30, 2012.

Note 5:                   Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:                   The net asset values of investees were based on amortized cost.

Note 7:                   Market value of emerging stock was based on the average trading price on September 30, 2012.

Note 8:                   The net asset values of investees were based on reviewed financial statements.

Note 9:                   The market value is determined by the hundred price of transaction market on September 30, 2012.

Note 10:             The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	223,190	$891,526	81,900	$313,299	—	$—	$—	$—	305,090	$1,176,825 (Note 3)
		Chunghwa Investment Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	178,000	1,742,779	—	—	97,900	979,000	979,000 (Note 4)	—	80,100	674,506 (Note 3)
		China Airlines Ltd.	Available-for-sale financial assets - noncurrent	—	—	—	—	263,622	3,092,287	—	—	—	—	263,622	3,092,287

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bol A Inc.	Available-for-sale financial assets	—	—	304	172,231	—	—	304	181,011	172,231	8,780	—	—
		Templeton Global Bond A (ACC)	Available-for-sale financial assets	—	—	418	307,114	—	—	418	308,560	307,114	1,446	—	—
		PIMCO Global Investment Grade Credit - Ins H Acc	Available-for-sale financial assets	—	—	751	307,245	320	148,873	—	—	—	—	1,071	456,118
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	Available-for-sale financial assets	—	—	—	—	778	297,283	—	—	—	—	778	297,283
		HSBC Global Investment Funds - Global Emerging Markets Bond ID	Available-for-sale financial assets	—	—	—	—	273	177,180	273	172,956	177,180	(4,224)	—	—
		Eastpring Investment-US Corporate Bond Fund	Available-for-sale financial assets	—	—	—	—	433	149,190	—	—	—	—	433	149,190

		Bonds
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000	300,000 (Note 2)	—	—	—
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000	300,000 (Note 2)	—	—	—
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—	—	500,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	500,000 (Note 2)	—	—	—	250,000	250,000 (Note 2)	—	—	250,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	200,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		Chinese Petroleum Corporation 2nd Unsecured Corporate Bonds-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		China Stell Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)

(Continued)

						Beginning Balance			Acquisition			Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	$—		—	$140,000		—	$—	$—	$—	—	$140,000
										(Note 2)							(Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—		—	100,000 (Note 2)		—	—	—	—	—	100,000 (Note 2)
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	200,000 (Note 2)		—	—		—	200,000	200,000 (Note 2)	—	—	—
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2011	Held-to-maturity financial assets	—	—	—	—		—	300,000 (Note 2)		—	—	—	—	—	300,000 (Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—	400,000 (Note 2)		—	—		—	400,000	400,000 (Note 2)	—	—	—
		China Development Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—		—	350,000 (Note 2)		—	—	—	—	—	350,000 (Note 2)
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds Issued in 2011	Held-to-maturity financial assets	—	—	—	—		—	400,000 (Note 2)		—	—	—	—	—	400,000 (Note 2)
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds-A Issued in 2012	Held-to-maturity financial assets	—	—	—	—		—	300,000 (Note 2)		—	—	—	—	—	300,000 (Note 2)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	Held-to-maturity financial assets	—	—	—	—		—	200,000 (Note 2)		—	—	—	—	—	200,000 (Note 2)
		Eximoank 19-2nd Unsecured Financial Debenture	Held-to-maturity financial assets	—	—	—	—		—	150,000 (Note 2)		—	—	—	—	—	150,000 (Note 2)

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	15,875	466,517		17,600	522,080		—	—	—	—	33,475	988,597
							US$	(15,875)		US$	(17,600)						US$	(33,475)
																	(Note 3)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	15,180	444,712		17,580	521,474		—	—	—	—	32,760	966,186
							US$	(15,180)		US$	(17,580)						US$	(32,760)
																	(Note 3)

23	Senao International HK Limited	Stocks
		Senao International Trading (Jiangsu) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	115,971		—	147,765		—	—	—	—	—	263,736
							US$	(4,000)		US$	(5,000)						US$	(9,000)
																	(Note 3)
		Senao International Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	116,821		—	221,972		—	—	—	—	—	338,793
							US$	(4,000)		US$	(7,500)						US$	(11,500)
																	(Note 3)
		Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	148,431		—	149,313		—	—	—	—	—	297,726
							US$	(5,000)		US$	(5,000)						US$	(10,000)
																	(Note 3)

Note 1:           Showing at their original carrying amounts without adjustments for fair values.

Note 2:           Stated at its nominal amounts.

Note 3:           The ending balance includes equity in earnings or losses of equity method investees and cumulative transaction adjustments.

Note 4:           The amount decrease was because of capital reduction.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$7,108,110 (Note 3)	7	30-90 days	—	—	$(1,109,444 (Note 5))	(9)
				Sales	165,641 (Note 4)	—	30 days	—	—	187,313 (Note 6)	1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	604,567 (Note 7)	1	30 days	—	—	(311,766)	(2)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	298,361	—	30-90 days	—	—	(77,993)	(1)
		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	307,817	—	30 days	—	—	(236,261)	(2)
		Chunghwa Telecom Global Inc.	Subsidiary	Purchase	200,234	—	90 days	—	—	(63,823)	(1)
		CHIEF Telecom Inc.	Subsidiary	Purchase	255,720	—	30 days	—	—	(65,554 (Note 5))	(1)
				Sales	198,036	—	60 days	—	—	34,975 (Note 8)	—
		So-net Entertainment Taiwan	Equity-method investee	Sales	243,422	—	60 days	—	—	25,874	—
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Purchase	157,995	—	30 days	—	—	(57,174)	—
		InforExplorer Co., Ltd.	Equity-method investee	Purchase	141,458	—	90 days	—	—	(67,552)	(1)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	117,223 (Note 4)	1	30 days	—	—	(30,433 (Note 6))	(2)
				Sales	7,152,553 (Note 3)	28	30-90 days	—	—	1,114,099 (Note 5)	58

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	198,036	26	60 days	—	—	(34,887 (Note 8))	(36)
				Sales	255,720	23	30 days	—	—	67,576 (Note 5)	45

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,605,598 (Note 7)	81	30 days	—	—	311,766	87

(Continued)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total

4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	$157,995	41	30 days	—	—	$57,174	38

5	Chunghwa Telecom Global Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	200,234	—	90 days	—	—	63,823	85

Note 1:                   Excluding payment and receipts collected in trust for others.

Note 2:                   Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties.  Other transactions with related parties were not significantly different from those with third parties.

Note 3:                   The difference was because Chunghwa Telecom Co., Ltd. classified the amount as property, plant and equipment and Senao International Co., Ltd. classified the amount as advances from customers.

Note 4:                   The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:                   The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected for others.

Note 6:                   The difference was because Senao International Co., Ltd. classified the amount as other payable.

Note 7:                   The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventory, property, plant and equipment and intangible assets.

Note 8:                   The difference was because CHIEF Telecom Inc. classified the amount as other current liabilities.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

					Turnover Rate	Overdue		Amounts Received in Subsequent	Allowance for
No.	Company Name	Related Party	Nature of Relationship	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Bad Debts

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$187,313	5.39	$—	—	$84,002	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,473,229	8.05	—	—	941	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	311,766	4.31	—	—	184,803	—

Note 1:                   Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Original Investment Amount		Balance as of September 30, 2012			Net Income	Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	(Loss) (Notes 1 and 2)	Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,532,833	$1,122,442	$311,346	Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,644,691	522,870	523,445	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,195,518	882,219	305,090	100	1,176,825	2,828	2,828	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	574,112	26,383	100	754,935	77,543	77,543	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	701,011	45,092	39,828	Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Telecommunications, telecommunications value-added services and other related professional investment	759,709	1,738,709	80,100	89	674,506	(96,855)	(87,387)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	594,866	613,680	241,518	Equity-method investee
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	565,593	122,265	85,742	Subsidiary
		InfoExplorer Co., Ltd.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	268,414	32,678	10,938	Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	262,852	43,055	12,922	Equity-method investee
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	245,214	(10,950)	(5,475)	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	189,275	29,688	29,688	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	206,089	206,089	6,960	100	156,058	(26,121)	(26,119)	Subsidiary
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	122,988	123,581	35,763	Equity-method investee
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	129,000	114,640	12,900	33	120,499	(13,359)	(4,756)	Equity-method investee
		Spring House Entertainment Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	7,015	56	117,212	55,063	31,419	Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	98,827	14,159	15,850	Subsidiary
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	1,703	33	72,253	34,376	7,104	Equity-method investee
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	47,819	(18,810)	(12,306)	Subsidiary
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	60,008	60,008	3,429	30	32,198	(7,979)	(2,348)	Equity-method investee
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	43,847	43,847	—	100	30,093	(6,794)	(6,794)	Subsidiary

(Continued)

					Original Investment Amount				Balance as of September 30, 2012				Net Income			Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2012		December 31, 2011		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		(Loss) of the Investee			(Loss) (Notes 1 and 2)			Note

		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	$17,291		$17,291		1	100	$27,836		$6,096			$6,096			Subsidiary
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400		20,400		2,040	51	14,800		(10,883)			(5,551)			Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)		— (Note 3)		—	100	— (Note 3)		—			— (Note 3)			Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales.	206,190		206,190		16,824	40	390,257		234,164			94,913			Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	US$	988,597 (33,475)	US$	466,517 (15,875)	33,475	100	US$	635,311 (21,652)	US$	(189,723 ((6,385	) ))	US$	(189,791 ((6,387	) ))	Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000		2,000		200	100	1,701		(103)			(103)			Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	US$	6,068 (200)	US$	6,068 (200)	200	100	US$	13,286 (454)	US$	3,454 (116)		US$	3,454 (116)		Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	US$	47,321 (1,500)	US$	31,973 (1,010)	1,500	100	RMB	19,117 (4,138)	RMB	(1,741 ((370	) ))	RMB	(1,741 ((370	) ))	Subsidiary

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	1,000		1,000		100	100	894		(60)			(60)			Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate leasing business	2,793,667		2,793,667		83,290	100	2,810,581		38,790			38,790			Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	SG$	409,061 (18,102)	SG$	409,061 (18,102)	18,102	38	SG$	548,243 (22,920)	SG$	191,533 (8,112)		SG$	73,031 (3,093)		Equity-method investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875		91,875		10,317	53	138,054		40,303			21,437			Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	US$	46,035 (1,432)	US$	34,483 (1,043)	1,432	100	US$	19,504 (666)	US$	(2,954 ((99	) ))	US$	(2,954 ((99	) ))	Subsidiary
		Panda Monium Company Ltd.	Cayman	The production of animation	US$	20,000 (602)	US$	20,000 (602)	602	43	—		—			—			Equity-method investee
		CHIEF Telecom Inc.	Taiwan	Telecommunication and internet service	20,000		20,000		2,000	4	26,463		122,265			4,475			Equity-method investee
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731		49,731		1,001	—	47,107		1,122,276			4,377			Equity-method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	US$	47,321 (1,500)	US$	31,973 (1,010)	1,500	100	RMB	19,117 (4,138)	RMB	(1,741 ((370	) ))	RMB	(1,741 ((370	) ))	Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	US$	12,504 (400)	US$	12,504 (400)	400	100	US$	12,154 (412)	US$	4,034 (136)		US$	4,034 (136)		Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	International investment.	US$	966,186 (32,760)	US$	444,712 (15,180)	32,760	100	US$	613,307 (20,902)	US$	(190,395 ((6,407	) ))	US$	(190,395 ((6,407	) ))	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	US$	21,177 (675)	US$	21,177 (675)	5,240	45	US$	21,571 (735)	US$	1,507 (53)		US$	706 (24)		Equity-method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	HK$	26,035 (6,520)	HK$	14,483 (3,924)	6,520	100	HK$	9,425 (2,563)	HK$	(2,919 ((762	) ))	HK$	(2,919 ((762	) ))	Subsidiary

(Continued)

					Original Investment Amount				Balance as of September 30, 2012				Net Income			Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2012		December 31, 2011		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		(Loss) of the Investee			(Loss) (Notes 1 and 2)			Note

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	$ RMB	25,414 (5,390)	$ RMB	13,862 (2,963)	$—	49	$ RMB	9,191 (1,972)	$ RMB	(5,959 ((1,270	) ))	$ RMB	(2,919 ((622	) ))	Equity-method investee

23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of communication products	US$	338,793 (11,500)	US$	116,821 (4,000)	—	100	US$	226,817 (7,730)	US$	(66,877 ((2,251	) ))	US$	(66,877 ((2,251	) ))	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	US$	297,726 (10,000)	US$	148,413 (5,000)	—	100	US$	158,344 (5,397)	US$	(67,404 ((2,268	) ))	US$	(67,404 ((2,268	) ))	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	US$	57,860 (2,000)	US$	57,860 (2,000)	—	100	US$	53,850 (1,835)	US$	(3,906 ((131	) ))	US$	(3,906 ((131	) ))	Subsidiary (Note 4)
		Senao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	US$	263,736 (9,000)	US$	115,971 (4,000)	—	100	US$	171,387 (5,841)	US$	(52,170 ((1,756	) ))	US$	(52,170 ((1,756	) ))	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	RMB	206,088 (45,448)	RMB	206,088 (45,448)	—	100	RMB	156,198 (33,519)	RMB	(26,121 ((5,569	) ))	RMB	(26,121 ((5,569	) ))	Subsidiary

29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hardware system services, and integration of information system	RMB	177,176 (39,376)	RMB	177,176 (39,376)	—	100	RMB	130,913 (28,093)	RMB	(23,090 ((4,923	) ))	RMB	(23,090 ((4,923	) ))	Subsidiary
		Jiangsu Zhenhua Information Technology Company, LLC	China	Intelligent energy conserving and intelligent building services	RMB	28,912 (6,072)	—		—	75	RMB	25,285 (5,426)	RMB	(4,043 ((862	) ))	RMB	(3,031 ((646	) ))	Subsidiary

Note 1:   The equity in net income (loss) of investees was based on unreviewed financial statements except the equity in earnings of Senao International Co., Ltd. and its subsidiaries.

Note 2:   The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:   New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but has not yet begun operation as of September 30, 2012.  Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Note 4:   The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

		Total Amount of	Investment	Accumulated Outflow of Investment from Taiwan as of	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30,	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of September 30,	Accumulated Inward Remittance of Earnings as of September 30,
Investee	Main Businesses and Products	Paid-in Capital	Type	January 1, 2012	Outflow	Inflow	2012	Investment	(Note 2)	2012	2012

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	Note 1	$31,973	$15,348	$—	$47,321	100%	$(1,741)	$19,117	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	Note 1	13,862	11,552	—	25,414	49%	(2,919)	9,191	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	338,793	Note 1	116,821	221,972	—	338,793	100%	(66,877)	226,817	—

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	297,726	Note 1	148,413	149,313	—	297,726	100%	(67,404)	158,334	—

Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	57,860	Note 1	57,860	—	—	57,860	100%	(3,906)	53,850	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	Note 1	115,971	147,765	—	263,736	100%	(52,170)	171,387	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	177,176	—	—	177,176	100%	(23,090)	130,913	—

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	38,549	Note 1	28,912	—	—	28,912	75%	(3,031)	25,285	—

Accumulated Investment in Mainland China as of September 30, 2012		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ US$	47,321 (1,500)	$ US$	47,321 (1,500)	$404,366 (Note 3)
US$	25,414 (820)	US$	79,882 (2,500)	566,905 (Note 4)
US$	958,115 (32,500)	US$	958,115 (32,500)	3,091,741 (Note 5)
US$	177,176 (6,000)	US$	177,176 (6,000)	217,050,656 (Note 6)
US$	28,912 (960)	US$	141,077 (4,800)	217,050,656 (Note 6)

(Continued)

Note 1:                   Investments were through an holding company registered in a third region.

Note 2:                   Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements, except the recognition of investment gains (losses) of Senao International Co., Ltd. was calculated based on the reviewed financial statements.

Note 3:                   The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:                   The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:                   The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:                   The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 7:                   The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Nine months ended September 30, 2012

Revenues from external customers	$56,494,033	$56,334,988	$17,507,112	$11,054,673	$205,822	$—	$141,596,628
Intersegment revenues (Note 2)	$12,229,060	$4,892,510	$2,009,233	$1,272,383	$9,003	$(20,412,189)	$—
Segment income before tax	$10,939,022	$19,031,003	$6,515,872	$955,133	$(711,299)	$—	$36,729,731
Total assets	$227,831,762	$58,181,268	$20,407,185	$23,022,716	$82,246,087	$—	$411,689,018

Nine months ended September 30, 2011

Revenues from external customers	$59,707,926	$55,280,547	$18,083,200	$11,312,683	$185,883	$—	$144,570,239
Intersegment revenues (Note 2)	$10,912,293	$5,080,682	$1,246,953	$1,132,101	$805	$(18,372,834)	$—
Segment income before tax	$14,638,991	$20,298,249	$7,248,950	$1,827,025	$(448,345)	$—	$43,564,870
Total assets	$226,584,398	$57,617,703	$17,299,966	$22,113,887	$90,020,970	$—	$413,636,924

Note 1:                  The Company organizes its reporting segments based on types of organizational business.  The five reporting segments are segregated as below:  Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

—               Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

—               Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

—               Internet business - the provision of HiNet services and related services;

—               International fixed communications business - the provision of international long distance telephone services and related services;

—               Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:                  Represents intersegment revenues from goods and services.